[COMPANY LETTERHEAD]

March 1, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

100 F St. NE

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	Boomerang Systems, Inc.

Registration Statement on Form S-1

Filed on January 27, 2012

File No. 333-179226

Dear Mr. Mancuso:

Boomerang Systems, Inc. (“Boomerang”) submits this letter in response to Staff’s comment letter dated February 13, 2012 (the “Comment Letter”) to the Registration Statement on Form S-1 (the “Form S-1”). In addition, Amendment No. 1 to the Form S-1 is being filed concurrently with this letter. Amendment No. 1 has been marked against the Form S-1 to show changes being made to such document in response to the Comment Letter. We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter.

Prospectus Cover Page

1.	Schedule A paragraph 16 of the Securities Act and Regulation S-K Item 501(b)(3) require that you disclose the price at which the securities will be sold. Given the lack of an established market for your notes, warrants and common stock, your disclosure on page 64 that selling security holders will sell "at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices" is insufficient to satisfy your disclosure obligation. Please disclose on your prospectus cover page the fixed price at which your securities will be sold. We will not object if you also elect to disclose that the selling security holders will sell at the disclosed fixed price until those securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Also, revise your "Plan of Distribution" section accordingly.

1

Securities and Exchange Commission

March 1, 2012

RESPONSE: Boomerang has revised the prospectus cover page and “Plan of Distribution” to include the following disclosure regarding the notes and warrants: “The initial public offering price for the warrants will be between $1.75 and $2.13 per warrant. In calculating this price range, we used the Black-Scholes option pricing model, which utilizes inputs such as the closing price of our common stock, exercise price of the warrants, assumed dividend yield, assumed risk-free interest rate, expected volatility and expected term to approximate the values. The initial public offering price for the notes will be the principal amount of the note.”

Boomerang has revised the prospectus cover page and “Plan of Distribution” to include the following disclosure regarding the common stock: “The initial public offering price for the common stock will be $5.00 per share until the shares of common stock are quoted on a national securities exchange, the OTC Bulletin Board or another quotation platform designated by the SEC as an automated trading system at which time the shares of common stock will be sold at prevailing market prices or at privately negotiated prices. There can be no assurance our common stock will be quoted on a national securities exchange, the OTC Bulletin Board or any other such platform.”

Prospectus Summary, page 1

2.	Please revise your summary to disclose and quantify your history of losses and your accumulated deficit.

RESPONSE: The summary has been revised to include disclosure of Boomerang’s history of losses and accumulated deficit.

Use of Proceeds, page 4

3.	Please disclose how you intend to use any cash that you receive upon exercise of the warrants.

RESPONSE: Disclosure of how Boomerang intends to use any cash proceeds from the exercise of the warrants has been added to “Use of Proceeds”.

Exhibits and Financial Statement Schedules, page II-7

4.	Please revise to include the interactive data file exhibit required by Regulation S-K Item 601.

RESPONSE: The interactive data file exhibits have been included as exhibits

Securities and Exchange Commission

March 1, 2012

Boomerang acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Scott Shepherd
Scott Shepherd
Chief Financial Officer
Boomerang Systems, Inc.

Cc:	Tom Jones

Brad L. Shiffman